Main Post Office, P.O. Box 751	www.asyousow.org
Berkeley, CA 94704	BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

Notice of Exempt Solicitation Pursuant to Rule 14a-103

Name of the Registrant: Amazon.com Inc.
Name of persons relying on exemption: As You Sow
Address of persons relying on exemption: Main Post Office, P.O. Box 751, Berkeley, CA 94704

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Amazon.com Inc. Corporation (AMZN)
Vote Yes: Item # 6 – Report on Assessing Systemic Climate Risk from Retirement Plan Options

Annual Meeting: May 24, 2023

CONTACT: Grant Bradski | gbradski@asyousow.org

THE RESOLUTION

Resolved: Shareholders request that the Board publish a report, at reasonable expense and omitting confidential information, disclosing how the Company is protecting Plan beneficiaries with a longer investment time horizon from climate risk in the Company’s default retirement options.

Supporting Statement: Proponent suggests the report include, at Board discretion:

•	the degree to which carbon-intensive investments in the default investment option contribute to greater beneficiary risk and reduced Plan performance over time;

•	whether carbon-intensive investments in the default investment option put younger beneficiaries’ savings at greater risk than participants closer to retirement.

SUMMARY

The present and future economic consequences of climate change present material risk to retirement plan beneficiaries, particularly those with retirement dates more than a decade out. Plan investments are subject to the systemic risks posed by climate change, which include physical impacts to infrastructure, supply chains, and resource availability; and financial losses associated with stranded assets, transition costs, and inaccurate valuations. Estimates suggest that, in the absence of mitigation in line with the Paris Agreement, climate change will likely result in an 11% to 14% decline in global GDP.1 This will have portfolio-wide consequences to employees saving for retirement.

In addition, as both private actors and governments increase efforts to respond to and mitigate climate change, shifting regulatory and business environments will increase the transition costs for companies that are caught flat-footed, exacerbating the financial risk faced by plan beneficiaries whose assets have not been responsibly managed in light of these risks. Because these physical, financial, and transition risks are expected to increase over time, younger investors with longer investment time horizons are expected to face even higher climate-related risks.

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1 https://www.swissre.com/media/press-release/nr-20210422-economics-of-climate-change-risks.html

2023 Proxy Memo Amazon.com Inc. | Report on Assessing Systemic Climate Risk from Retirement Plan Options

This Proposal requests that Amazon (“the Company”) assess and report on how the Company is protecting Plan beneficiaries with a longer investment time horizon from climate risk in the Company’s default retirement options. More than half of Amazon workers’ deferred wages are invested in the Company’s retirement plan’s “default” option, a series of target-date funds that are heavily exposed to high-carbon and deforestation-intensive industries. These investments contribute to climate change and create outsized systemic portfolio risk for beneficiaries. They also are poor long-term investments for younger beneficiaries, as these industries are likely to face significant transition costs and decarbonization risk. The Company’s failure to adequately manage climate risk in connection with its 401(k) Plan therefore has the potential to harm beneficiaries, especially younger beneficiaries. This, in turn, may make it more difficult for Amazon to attract and retain top talent, while also undermining the reputational benefits associated with the Company’s efforts to address operational and supply chain climate impacts.

Simply put: climate change threatens workers’ life savings. The responsible stewardship of employee retirement plans demands active consideration and management of climate risk, as required by beneficiaries’ best interests. Under federal law, the Board is charged with monitoring Plan fiduciaries “to ensure that their performance has been in compliance with . . . the needs of the plan.”2 Failure to account for climate risk in selecting plan investments jeopardizes those investments in the near term and exacerbates the risks faced by tomorrow’s retirees, as those investments lock in climate change’s growing impacts. The Company must demonstrate that it is actively safeguarding employee financial security over time by mitigating climate change-related financial and economic risks as part of a prudently constructed lineup of funds.

RATIONALE FOR A YES VOTE

1.	The Company’s 401(k) Plan’s investments in high-carbon industries create climate risk, which threatens workers’ life savings, particularly those with retirement dates more than a decade out.
2.	The climate risk generated by the Company’s retirement plan investments creates reputational risk by undermining the Company’s credibility as a leader on climate issues and may make it difficult to attract and retain top talent.
3.	The Company’s failure to address climate risk in its retirement plans may violate its fiduciary obligation to manage those plans in the best interests of its beneficiaries.

DISCUSSION

1.	The Company’s 401(k) Plan’s investments in high-carbon industries create climate risk, which threatens workers’ life savings, particularly those with retirement dates more than a decade out.

According to recent analysis, Amazon’s 401(k) Plan invests as much as $1 billion in fossil fuel industries, or nearly 7% of total assets in plan fund options (excluding assets invested in the employee stock option plan and the self-directed brokerage window).3 The Plan, in the aggregate, also invests more than $79 million in deforestation-risk agricultural commodities.4

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2 https://www.law.cornell.edu/cfr/text/29/2509.75-8

3 https://investyourvalues.org/retirement-plans/amazon-com

4 https://investyourvalues.org/retirement-plans/amazon-com

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2023 Proxy Memo Amazon.com Inc. | Report on Assessing Systemic Climate Risk from Retirement Plan Options

Over 50% of the Plan’s assets are held in the default option, the Vanguard Target Retirement Fund series. Target Date Funds (“TDFs”) are an attractive option for plan administrators, and plan participants, because they shift the responsibility of reallocating the portfolio over time to the fund manager. However, according to a recent report, TDFs have a 16% higher weighted average carbon intensity compared to all sampled retirement plans.5 True to form, the Vanguard Target Retirement Funds invest significantly in carbon polluters.6

Such investments introduce climate risk into the Plan’s portfolio in mutually reinforcing ways. As the nonpartisan Government Accountability Office (GAO) explains, “Retirement plans are subject to both physical and transition risks from climate change.”7 In terms of physical risk, companies can suffer short-term losses from the increased occurrence of catastrophic storms, floods, droughts, and wildfires, whether from direct impacts on physical infrastructure or from disruptions to supply chains. Physical climate risk also includes longer-term losses from the deleterious effect of shifting climate patterns on a company’s operations. Transition risk, meanwhile, includes costs from “the possible policy, legal, technological, and market changes needed to transition to a lower-carbon economy.”8

These risks add up. The present and future impacts of climate change can endanger the full range of beneficiaries’ retirement savings. A 2021 Swiss Re report calculated that climate change would result in an 11% to 14% decline in global GDP by 2050, with the impact rising to an 18% decline in the absence of action or falling to 4% with aggressive mitigation.9 A report from the CDP indicates that 215 of the largest global companies report almost US $1 trillion at risk from climate impacts, with many losses to hit within the next 5 years, and a potential $250 billion in losses due to the write-offs of assets.10 The federal government’s Fourth National Climate Assessment, published in 2018, estimates annual losses of hundreds of billions of dollars in some sectors.11

Nor are high-carbon investments smart in the short-term. One study cited by the GAO noted that investments in oil, coal, and gas could experience a decrease in annual returns of 9% through 2050, while annual returns in electric utilities could decline by about 3% over the same timetable.12 In fact, as noted by Bloomberg, investing in renewable power stocks beat a high-carbon strategy by more than threefold in the last decade.13 The transition to a carbon-free economy is underway, with more than 80% of new electrical capacity in 2021 coming from renewable sources.14 As companies and governments take increasingly aggressive steps to respond to climate change, transition costs will increase over time. Failure by plan fiduciaries to effectively manage climate risk in investing will endanger beneficiaries’ life savings, particularly those with longer investment time horizons. A 2022 Schroders survey found that 78% of retirement investors “believe that companies that are socially responsible (ESG focused) will have better results over time than companies not socially responsible.”15

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5 https://docsend.com/view/wpztp4k2fqrad733

6 https://fossilfreefunds.org/fund/vanguard-target-retirement-2050-fund/VFIFX/fossil-fuel-investments/FSUSA072BK/FOUSA05HZH

7 https://www.gao.gov/assets/gao-21-327.pdf

8 https://www.gao.gov/assets/gao-21-327.pdf

9 https://www.swissre.com/media/press-release/nr-20210422-economics-of-climate-change-risks.html

10 https://www.cdp.net/en/articles/media/worlds-biggest-companies-face-1-trillion-in-climate-change-risks

11 https://nca2018.globalchange.gov/

12 https://www.gao.gov/assets/gao-21-327.pdf

13 https://www.bloomberg.com/news/articles/2021-03-18/renewable-returns-tripled-versus-fossil-fuels-in-last-decade#xj4y7vzkg

14 https://www.nytimes.com/2022/10/25/climate/energy-transition-solar-wind.html

15 https://www.schroders.com/en-us/us/institutional/clients/defined-contribution/schroders-us-retirement-survey/sustainability/

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2023 Proxy Memo Amazon.com Inc. | Report on Assessing Systemic Climate Risk from Retirement Plan Options

The Plan’s investments also create climate risk in a more insidious form—investments in high-carbon companies contribute to and lock in future climate change. High-carbon investments are thus likely to disproportionately impact younger employees who will not access retirement funds for decades. Tax-deferred retirement vehicles like 401(k)s, other defined contribution (DC) plans like the Federal Government Thrift Savings Plan, as well as IRAs, carry tax penalties designed to discourage participants from withdrawing funds prior to age 59 ½ or 60, meaning they are structurally designed as long-term investment vehicles for younger workers. A 30-year-old worker contributing to their employer-offered DC plan can usually expect to have their funds invested for at least 30 years. As high-carbon investments increase systemic climate risk over time, retirement portfolios face the likelihood of diminishing returns, harming younger workers proportionally more than workers who will access retirement savings in the shorter term. It is unsurprising, therefore, that those with the most at stake—plan beneficiaries—overwhelmingly favor responsible management of climate risk in their retirement portfolios.16

2.	The climate risk generated by Amazon’s retirement plan investments creates reputational risk by undermining the Company’s credibility as a leader on climate issues and may make it difficult to attract and retain top talent.

Amazon has announced operational climate goals, including a commitment to achieve net-zero Scope 1 and 2 greenhouse gas emission reductions by 2040 and 100% renewable energy use by 2025.17 These commitments, and the action the Company has taken towards fulfilling them, have led to positive recognition and press.18 Not only do the Company’s 401(k) Plan’s carbon-intense investments directly undermine this work, they also risk the loss of the Company’s reputation on climate.

Increasing public attention is being paid to the contribution of employee retirement plans’ investments to climate change. A recent Bloomberg report noted that, as of September 2022, 1,500 institutions, representing more than $40 trillion in assets, had committed to reducing exposure to investments in high-carbon industries.19 These include commitments to sell billions of dollars of existing holdings in high-carbon industries from prominent employee retirement funds in New York City,20 Maine,21 and New York State.22 The University of California Retirement Savings Program, which holds $168 billion in Assets under Management for more than 300,000 participants, has also moved to sell existing holdings and make no future investments in high-carbon industries, citing “long term financial risk” and the expectation that this decision will “have a positive financial and risk-reducing impact on fund performance in the long run.”23 In October 2022, the Chicago Public School Teachers’ Pension & Retirement Fund, which has about 5% of its portfolio invested in fossil fuel industries, announced its plans to sell holdings in high-carbon industries.24

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16 See https://www.schroders.com/en-us/us/institutional/clients/defined-contribution/schroders-us-retirement-survey/sustainability/

17 https://sustainability.aboutamazon.com/pdfBuilderDownload?name=sustainability-all-in-september-2020

18 https://www.cnbc.com/2019/09/19/jeff-bezos-speaks-about-amazon-sustainability-in-washington-dc.html

19 https://www.bloomberg.com/news/features/2022-10-20/how-to-purge-fossil-fuel-investments-from-your-401-k-or-ira#xj4y7vzkg

20 https://comptroller.nyc.gov/newsroom/comptroller-stringer-and-trustees-announce-successful-3-billion-divestment-from-fossil-fuels/

21 https://www.reuters.com/business/sustainable-business/new-maine-law-marks-us-first-fossil-fuel-divestment-2021-06-17/

22 https://www.nytimes.com/2020/12/09/nyregion/new-york-pension-fossil-fuels.html

23 https://myucretirement.com/Resource/2312

24 https://ieefa.org/articles/chicago-teachers-retirement-fund-divest-fossil-fuels-2028

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2023 Proxy Memo Amazon.com Inc. | Report on Assessing Systemic Climate Risk from Retirement Plan Options

As concern over high-carbon investments becomes increasingly salient, the Company must begin addressing its 401(k) Plan’s continued contributions to climate change or risk negative effects to its reputation, its Plan returns, its employees’ futures, consumer retention, and employee recruitment and retention.

A recent Gallup poll found that “70 percent of U.S. workers said that a firm's environmental record is important to them and is a consideration when deciding whether to take a job with a company.”25 In the increasingly competitive employee retention and recruitment landscape, companies are identifying new ways to engage and retain top talent by appealing to the values and interest of the workforce. In 2021, interest in sustainable investing reached an all-time high, with four out of five individuals remained focused on sustainable investments.26 This number is even higher among millennials, with a staggering 99% interested in this type of investing.27 Considering Millennials make up the largest generation in the workforce,28 appealing to this demographic is important for companies who want to attract top talent.

For companies attempting to retain top talent, 40% of respondents in a 2022 Schroders study said that when an ESG investment option is added to a DC plan it improves how they view their employer.29 The study also found that nearly three-in-four plan participants (74%) said they would or might increase their overall contribution rate if offered ESG options. An overwhelming majority of consumers, too, expect corporations to address their impacts on the climate and, especially among younger consumers, are prepared to enforce that expectation with their purchasing power.30

Retaining employees is particularly critical issue for the Company, considering its turnover rate is close to 150%, nearly double the rate of similar businesses.31 While Amazon experiences a systemic risk of losing employees, measures to attract and retain employees has become paramount to the continued success and health of the Company.

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25 https://www.shrm.org/resourcesandtools/hr-topics/talent-acquisition/pages/climate-change-branding-can-lift-recruitment-and-retention.aspx

26 https://www.morganstanley.com/press-releases/sustainable-signals

27 https://www.morganstanley.com/press-releases/sustainable-signals

28 https://www.pewresearch.org/fact-tank/2018/04/11/millennials-largest-generation-us-labor-force/

29 https://www.schroders.com/en-us/us/institutional/clients/defined-contribution/schroders-us-retirement-survey/sustainability/

30 https://www.oliverwymanforum.com/climate-sustainability/2021/apr/consumers-want-companies-to-take-a-stand-on-climate.html

31 https://www.nytimes.com/interactive/2021/06/15/us/amazon-workers.html

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2023 Proxy Memo Amazon.com Inc. | Report on Assessing Systemic Climate Risk from Retirement Plan Options

3.	The Company’s failure to address climate risk in its retirement plans may violate its fiduciary obligation to manage those plans in the best interests of its beneficiaries.

The Company’s failure to properly manage climate risk by mitigating its investments in high-carbon industries also constitutes a failure to manage its Plan in the best interest of the Plan’s beneficiaries. In particular, carbon-intense investments create risk and may sacrifice long-term value. As New York Comptroller Thomas DiNapoli explained when announcing the state’s plan to enforce a carbon-neutrality mandate, “investing for the low-carbon future is essential to protect the fund’s long-term value.”32

Consideration of climate risk is necessary because climate risk is material risk. According to a report from the U.S. Commodity Futures Trading Commission (CFTC), an independent federal agency, in September 2020: "Fiduciary duty requires the assessment of material risks and the management of these risks on behalf of stakeholders in keeping with their stated long-term goals, and climate risk is increasingly being recognized as one such risk”33 (emphasis added). Ultimately, the Company’s own operational climate goals make it perfectly clear that the Company considers climate risk to be material, and the law requires consideration of material risk. It is by failing to address climate risk that the Company exposes itself to legal liability, not by addressing this material risk. For example, in 2020, a lawsuit was filed in Australia by an employee who claimed his pension fund did not adequately disclose or assess the effect of climate change on its investments.34

Recent changes to federal law confirm the necessity of addressing material climate risk in retirement plans. The Department of Labor recently finalized regulations under the Employee Retirement Income Security Act, which “empower plan fiduciaries to safeguard the savings of America's workers by clarifying that fiduciaries may consider climate change and other environmental, social, and governance (ESG) factors when they make investment decisions and when they exercise shareholder rights.”35 The rule additionally makes clear that “a fiduciary's duty of prudence must be based on factors that the fiduciary reasonably determines are relevant to a risk and return analysis and that such factors may include the economic effects of climate change.”36 In short, this new rule acknowledges that ESG factors are economic material considerations, and therefore confirms the authority of plan administrators to consider climate change as a risk factor when selecting plan investment options, including default options.

Importantly, plan fiduciaries and beneficiaries need not choose between maximizing returns and managing climate risk. A metanalysis of evidence from more than 2,000 empirical studies concluded that “90% of all studies showed a non-negative relationship, indicating that the inclusion of ESG factors did not affect performance. In fact, most of the studies reported a positive relationship, indicating that ESG criteria improved market performance.”37 Additionally, key findings from a recent Morgan Stanley study of nearly 11,000 mutual funds demonstrate that there is no financial tradeoff in the returns of sustainable funds and traditional funds. In the Morgan Stanley analysis, no consistent or statistically significant difference in total returns existed between ESG-focused and traditional mutual funds and ETFs. In fact, sustainable funds may offer lower market risk—sustainable funds experienced a 20% smaller downside deviation than traditional funds, a consistent and statistically significant finding.38 Accordingly, assessing and mitigating participants’ exposure to climate-related financial risk is directly related to participants’ goals of maximizing financial benefit and minimizing risk.

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32 https://content.govdelivery.com/accounts/NYOSC/bulletins/2b0442d

33 https://www.cftc.gov/sites/default/files/2020-09/9-9-20%20Report%20of%20the%20Subcommittee%20on%20Climate-Related%20Market%20Risk%20-%20Managing%20Climate%20Risk%20in%20the%20U.S.%20Financial%20System%20for%20posting.pdf

34 https://www.plansponsor.com/pension-fund-climate-change-lawsuit-settles/

35 https://www.dol.gov/agencies/ebsa/about-ebsa/our-activities/resource-center/fact-sheets/final-rule-on-prudence-and-loyalty-in-selecting-plan-investments-and-exercising-shareholder-rights

36 https://www.dol.gov/agencies/ebsa/about-ebsa/our-activities/resource-center/fact-sheets/final-rule-on-prudence-and-loyalty-in-selecting-plan-investments-and-exercising-shareholder-rights

37 https://papers.ssrn.com/sol3/papers.cfm?abstract_id=2699610

38 https://www.morganstanley.com/content/dam/msdotcom/ideas/sustainable-investing-offers-financial-performance-lowered-risk/Sustainable_Reality_Analyzing_Risk_and_Returns_of_Sustainable_Funds.pdf

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2023 Proxy Memo Amazon.com Inc. | Report on Assessing Systemic Climate Risk from Retirement Plan Options

RESPONSE TO AMAZON’S BOARD OF DIRECTORS’ STATEMENT IN OPPOSITION

The Board’s statement in opposition to the Proposal is unpersuasive.

First, the Board suggests that “the 401(k) Plan fiduciary, not the board, selects investment options solely in the interests of plan participants and beneficiaries.” While the Board is not responsible for selecting 401(k) Plan investment options, this does not absolve it of oversight responsibility, nor does it alter the Board’s ability to issue the requested report.39 In fact, under federal law, the Board is charged with monitoring Plan fiduciaries “to ensure that their performance has been in compliance with the terms of the plan and statutory standards, and satisfies the needs of the plan,” including the needs of long term beneficiaries of the Plan.40 Amazon’s 401(k) retirement plan investments are increasingly subject to systemic risk posed by climate change, including physical impacts to infrastructure and supply chains, decreased resource availability, and financial losses associated with stranded assets, transition costs, and inaccurate valuations. A fiduciary’s failure to properly manage climate risk, by mitigating investments in high-carbon industries, constitutes a failure to manage in the best interest of the Plan’s beneficiaries. The Board is in a position to, and in fact should, exercise its oversight duties by actively assessing and reporting on the plan fiduciary’s management of climate risk.

Second, the Board asserts in its statement of opposition that “our 401(k) plan provides participants with a variety of investment options, including ESG-themed investment options and thousands of investments (mutual funds, individual stocks, and ETFs) through a self-directed brokerage option.” However, the existence of alternative investment options is irrelevant to the Proposal, which is focused solely on how the Company is protecting Plan beneficiaries with a longer investment time horizon from climate risk stemming from the Company’s default retirement options, which contain more than 50% of Plan assets.

Additionally, the existence of a self-directed brokerage window is little more than an ineffective delegation to the Plan’s beneficiaries of the Company’s responsibility to manage the material risks of climate change. Self-directed options are rarely used; a Vanguard analysis of more than 4.7 million defined contribution plan participants across its business found that, “in plans offering a self-directed brokerage feature, only 1% of these participants used the feature in 2020” representing only 2% of total plan assets.41 Moreover, relying on self-direction can harm participants. The GAO has noted significant misallocation and lack of diversification among self-directed 401(k) investors.42

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39 The Company has repeatedly failed to persuade the Securities and Exchange Commission to exclude proposals focused on its retirement plan on the basis of this argument. See https://www.sec.gov/divisions/corpfin/cf-noaction/14a-8/2022/aysraphaelamazon040822-14a8.pdf; https://www.sec.gov/divisions/corpfin/cf-noaction/14a-8/2023/sackneramazon040323-14a8.pdf

40 https://www.law.cornell.edu/cfr/text/29/2509.75-8

41 https://institutional.vanguard.com/content/dam/inst/vanguard-has/insights-pdfs/21_CIR_HAS21_HAS_FSreport.pdf

42 https://www.gao.gov/assets/gao-14-310.pdf

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2023 Proxy Memo Amazon.com Inc. | Report on Assessing Systemic Climate Risk from Retirement Plan Options

Third, the Board states that the “managers of most of the plan’s core investment options currently consider and integrate ESG factors, including climate risk, in their stewardship or security selection processes.” This does not equate to actual climate-related financial risk reduction in the Plan’s current options, however, which are broadly index funds that do not consider or integrate climate risk reduction measures. This is particularly true of the default option, which commands a majority of the Plan’s assets.

Finally, the Board states that “U.S. federal law mandates that a responsible plan fiduciary select 401(k) investment options, including the default investment option, based on economic factors.” As detailed above, the Department of Labor has explicitly identified the economic effects of climate change as a legitimate subject of fiduciary attention when managing retirement plans.43

CONCLUSION

Vote “Yes” on this Shareholder Proposal #6.

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For questions, please contact Grant Bradski, As You Sow, gbradski@asyousow.org

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY. THE COST OF DISSEMINATING THE FOREGOING INFORMATION TO SHAREHOLDERS IS BEING BORNE ENTIRELY BY ONE OR MORE OF THE CO-FILERS. PROXY CARDS WILL NOT BE ACCEPTED BY ANY CO-FILER. PLEASE DO NOT SEND YOUR PROXY TO ANY CO-FILER. TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.

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43 Moreover, as quoted above, the Board has also argued that the Plan's managers already consider and integrate ESG factors, suggesting that the Board recognizes that there is, in fact, no conflict with federal law in so doing.

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